BRF S.A.

Publicly-Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

ANNOUNCEMENT TO THE MARKET

BRF S.A. (“BRF” or "Company") (B3: BRFS3; NYSE: BRFS), pursuant to the CVM Instruction 358 of January 3, 2002, announces to its shareholders and the market in general, that it received today a notice from BlackRock, Inc. (“BlackRock”), on behalf of some of its clients and as their investment fund manager, informing that it has sold common shares issued by BRF S.A. and that, on August 9, 2018, their interests in the Company reached, on an aggregated basis, 37,128,021 common shares and 3,396,733 American Depositary Receipts, representative of common shares, totaling 40,524,754 ordinary shares, corresponding to approximately 4.98% of the total common shares issued by the Company, and 1,490,148 derivatives financial instruments of the underlying asset with financial settlement, representing approximately 0.18% of the total common shares issued by the Company.

BlackRock further declared that (i) the objective of the abovementioned interest is strictly for investment purposes and there is no intention to change the Company’s control nor its management structure; and (iii) no agreement or contract regulating the exercise of voting rights or the purchase and sale of securities issued by the Company has been entered into nor executed by BlackRock.

The Company stresses that that it does not have a defined shareholding control, being its shares dispersed in the market in general.

The original version of the correspondence received from BlackRock is filed at the Company’s headquarter.

São Paulo, August 10, 2018.

Lorival Nogueira Luz Jr.

Global Chief Operating Officer,

Chief Financial and Investor Relations Officer